Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 4, 2013

VIA EDGAR AND OVERNIGHT COURIER

Ms. Jennifer Gowetski

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc. Registration Statement on Form S-11 Filed August 19, 2013 File No. 333-190698

Dear Ms. Gowetski:

On behalf of American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-190698) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 12, 2013.

For convenience of reference, each Staff comment contained in your September 12, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 1, filed by the Company on the date hereof and four copies of Amendment No. 1 which are marked to reflect changes made to the Registration Statement, filed with the Commission on August 19, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

October 4, 2013

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We advise the Staff that no written communications or research reports of the type described above have been prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We advise the Staff that the Company will submit to the Staff for review all graphics, maps, photographs and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Trepp, LLC, Smith Travel Research and PKF Hospitality Research, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

We advise the Staff that the Company will submit supplementally, pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Registration Statement.

October 4, 2013

4.	We note on page 239 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

5.	Please be advised that you are responsible for analyzing the applicability of the tender 5.offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus and the net asset value (“NAV”) per share will be available on the Company’s web site and toll-free information line; (ii) the Company will not solicit repurchases other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) repurchases will be limited in any 12-month period to 5% of the weighted average number of shares of the Company’s common stock outstanding during the prior calendar year; (iv) stockholders may cancel repurchase requests by notifying a customer service representative at the Company’s toll-free information line; (v) there will be no established trading market for the Company’s common stock and the share repurchase program will be terminated if the Company’s shares of common stock are listed on a national securities exchange; and (vi) except as otherwise exempted therein, the Company shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

October 4, 2013

6.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Company’s common stock; (ii) the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; (iii) the Company will purchase shares of its common stock under its share repurchase program at a price based on the price in the offering, including, at such time as the Company calculates NAV, the NAV per share (to be used to set the price for the Company’s common stock at such time); (iv) the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and (v) except as otherwise exempted therein, the Company shall comply with Regulation M.

Prospectus Cover Page

7.	Please revise to ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. Please revise to consolidate risk factor disclosure and increase font size to ensure legibility.

The cover page has been revised as requested.

October 4, 2013

Prospectus Summary

What are your investment objectives?, page 2

8.	With respect to your exit strategy, please revise to clarify the length of the primary offering. If the primary offering may extend over subsequent registration statements, please revise to clarify.

The disclosures under the headings “Prospectus Summary – What are your investment objectives?,” “– What are your exit strategies?,” “Business & Market Overview – Investment Objectives,” “Investment Objectives and Criteria – Investment Objectives” and “ – Exit Strategy – Liquidity Event” on pages 2, 11-12, 82, 140 and 143, respectively, of the prospectus have been revised as requested.

What is the experience of your advisor?, page 4

9.	Please revise your disclosure in this section to briefly summarize the experience of your advisor and your executive officers in the lodging industry.

The disclosure under the heading “Prospectus Summary – What is the experience of your advisor” on page 4 of the prospectus has been revised as requested.

What are the fees you pay to your advisor…?, page 14

10.	Please revise to disclose the amount of organizational and offering expenses incurred and paid to date.

The disclosure under the heading “Prospectus Summary – What are the fees that you pay to your advisor, your property manager, your sub-property manager, your dealer manager, their affiliates and your directors?” on pages 13-14 of the prospectus has been revised as requested.

If I buy shares in this offering, how may I sell them later?, page 24

11.	Please revise to disclose how the redemption price will be calculated after the NAV pricing date.

The disclosure under the heading “Prospectus Summary – If I buy shares in this offering, how may I sell them later?” on page 25 of the prospectus has been revised as requested.

Business & Market Overview

Investment Objectives, page 80

12.	Revise to more specifically explain the differences between the various sectors of the lodging industry that you are targeting.

The disclosure under the heading “Business & Market Overview – Investment Objectives” on pages 80-81 of the prospectus has been revised as requested.

October 4, 2013

The Property Management and The Sub-Property Manager, page 101

13.	Please revise to more specifically describe the experience of your sub-property manager, including clarifying whether it has ever invested in real estate and its relationship to Barceló Crestline Corporation.

The disclosure under the heading “Management – The Property Manager and The Sub-Property Manager” on page 103 of the prospectus has been revised as requested.

Membership Interest Purchase Agreement with Barceló Crestline Corporation, page 104

14.	Please revise to provide more specific disclosure regarding the business purpose and the terms of the membership interest purchase agreement, including a description of certain adjustments and closing conditions. In addition, please clarify if the parent of your sponsor or an affiliate will control Crestline Hotels & Resorts following the closing of this agreement.

The disclosure under the heading “Management – Membership Interest Purchase Agreement with Barceló Crestline Corporation” on pages 106-107 of the prospectus has been revised as requested.

Investment Objectives and Criteria

Investment Objectives

Primary Investment Focus, page 137

15.	We note that your advisor has latitude to alter your investment guidelines and borrowing policies without stockholder approval. Please update your disclosure here or elsewhere as appropriate to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

The disclosures under the headings “Investment Objectives and Criteria – Change in Investment Objectives, Policies and Limitations” and “Reports to Stockholders” on pages 150 and 240-241, respectively, of the prospectus have been revised as requested.

October 4, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 152

16.	Considering your plans to begin paying distributions no later than the first calendar month in which you make your first real estate investment, please revise your disclosure here to clarify the source(s) of your distributions. To the extent you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions” on pages 156-157 of the prospectus has been revised as requested.

Description of Potential Real Estate Investments

Potential Acquisitions, page 159

17.	We note certain affiliates of your sub-property manager will make six properties available to you for purchase and that these six properties are located throughout the East Coast and vary from select service to full service hotels. Please revise to disclose why six properties were selected, the criteria used to select these six properties and whether you intend to base the consideration to be paid for such properties on independent appraisals.

The disclosure under the heading “Description of Potential Real Estate Investments – Potential Acquisitions” on page 163 of the prospectus has been revised as requested.

18.	To the extent applicable, please supplement your disclosure in this section to disclose any preliminary agreements with respect to the material terms of this arrangement. Please provide a copy of any term sheet, if available.

We supplementally advise the Staff that the asset purchase agreements relating to the acquisitions will be entered into upon effectiveness of the offering. Forms of agreements for such properties have been negotiated and the terms of such form agreements have been included under the heading “Description of Potential Real Estate Investments – Asset Purchase Agreements” on page 163 of the prospectus.

Share Repurchase Program

Share Repurchase Program Generally, page 213

19.	Please note that if you modify or suspend your offering, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement. See Rule 415(a)(1)(x) of the Securities Act.

We acknowledge the above comment.

October 4, 2013

Appendix A – Prior Performance Tables

20.	Please tell us how you determined which programs have similar investment objectives. Refer to Instructions to Appendix II – Prior Performance Tables to Industry Guide 5. For each table, please also update the narrative to briefly describe the investment objectives for the referenced programs and the factors your sponsor considered in determining which previous programs had similar investment objectives.

We advise the Staff that although the target assets of the prior public programs that appear in Appendix A (i.e., American Realty Capital Trust, Inc. and American Realty Capital Trust III, Inc.) differ from the Company's target assets, the core investment objectives for each such program and the Company, as set forth in the prospectus of each program and the Company, are the same and are to preserve and protect investors' capital contributions, provide stable cash distributions and generate capital appreciation. The introductory paragraph to the tables on page A-1  of the prospectus has been revised to describe the factors considered by the sponsor in determining which prior programs had similar investment objectives.

Exhibits

21.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

We advise the Staff that we will file all exhibits as promptly as practicable. We have attached copies of the draft legal and tax opinions to be filed as exhibits to the Registration Statement as Appendix I to this letter.

22.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We advise the Staff that that the Company does not intend to file final executed copies of the agreements because they will be entered into concurrently with the effectiveness of the Registration Statement and not prior thereto. The exhibits filed as “form of agreements” will be substantially similar to the versions of such agreements that will be entered into, with the exception of filling in the dates thereof and signatories thereto.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

cc:	Shannon Sobotka

Wilson Lee

Jerard Gibson

October 4, 2013

Appendix I

Forms of Legal and Tax Opinions

October 4, 2013

[LETTERHEAD OF VENABLE LLP]

__________, 2013

American Realty Capital Hospitality Trust, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re:	Registration Statement on Form S-11 (File No. 333-190698)

Ladies and Gentlemen:

We have served as Maryland counsel to American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 101,052,631 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 80,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 21,052,631 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

October 4, 2013

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 101,052,631 shares of Common Stock available for issuance under the Charter.

October 4, 2013

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

October 4, 2013

[●], 2013	DRAFT

American Realty Capital Hospitality Trust, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the Registration Statement on Form S-11, Registration No. 333-190698, initially filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2013, as amended through the date hereof (the “Registration Statement”). In connection with the issuance and sale of Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; (ii) the accuracy and fairness of the discussion in the prospectus forming a part of the Registration Statement (the “Prospectus”) under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of American Realty Capital Hospitality Operating Partnership, L.P. (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement of the Company, included as Exhibit 3.1 to the Registration Statement; (3) the form of Agreement of Limited Partnership of the Operating Partnership, included as Exhibit 4.1 to the Registration Statement and (4) the form of Advisory Agreement, by and among, the Company, the Operating Partnership and American Realty Capital Hospitality Advisors, LLC, included as Exhibit 10.2 to the Registration Statement. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

1 Unless otherwise stated, all section references herein are to the Code.

October 4, 2013

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated [●], 2013 that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending on December 31, 2013, the Company will be organized in conformity with requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year.

October 4, 2013

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,

DRAFT